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RESIGNATION AS PRESIDENT, SECRETARY AND TREASURER

Pursuant to the Bylaws of PyroTec, Inc. (the "Corporation"), I am hereby submitting my resignation as President, Secretary and Treasurer of the Corporation effective immediately.

SUBMITTED:

/s/ P. Desmond Brunton
 P. Desmond Brunton

Dated: May 15, 2012